Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

27 April 2007 Statoil ASA issues take-over bid for North American Oil Sands Corporation

Forward looking Statements

This Presentation contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; plans for future development and operation of projects; reserve information; expected exploration and development activities; estimated capital expenditures; expected start-up of new projects; expected operatorships and expected acquisitions of assets are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Canada, Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F/A filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

The transaction

  Statoil makes a cash offer to acquire all shares in North American Oil Sands Corporation Limited (NAOSC) at CAD 20.00 per share, approx. CAD 2.2 bn (about USD 2.0 bn)
  NAOSC’s board of directors unanimously recommends shareholders to accept offer
  Entered lock-up agreement with three NAOSC principal shareholders, Paramount, ARC and Ontario Teachers, representing 69% of the shares
  Take-over bid circular will be issued and filed with securities regulators and mailed to shareholders in NAOSC by 15 May
  Closing of the transaction is expected end of 2Q 2007
  More information from the company on www.naosc.com

North American Oil Sands Corporation

  Calgary-based company, formed in 2001, currently employing about 90 people
  99% average interest in 1,110 sqkms of oil sands leases, 100% operatorship
  Leases located in the Athabasca oil sands area, 160 kms south of Ft. McMurray in Alberta
  Estimated 2.2 bn barrels in recoverable reserves. Potential for further technology development and exploration
  The Leismer Demonstration Project is scheduled to start production in late 2009/ early 2010 with an estimated capacity of 10,000 bpd.
  The resource base is expected to reach peak production of approximately 200,000 bpd at the end of the next decade
  Land held in Ft. Saskatchewan, north east of Edmonton, for the construction of upgrading facilities for bitumen

NORTHWEST TERRITORIES
Wood Buffalo National Park
Lake Athabasca
Clearwater River Provincial Park
Fort McMurray
Athabasca Oil Sands
Peace River Oil Sands
SASKATCHEWAN
Grande Prairie
ALBERTA
Cold Lake Oil Sands
Meadow Lake Provincial Park
Edmonton
Lloydminster
BRITISH COLUMBIA
Jasper National Park
Red Deer
Banff National Park
Calgary
Canada
Medicine Hat
Lethbridge
United States
MONTANA
NORTH
0 50 100 200
Kilometres

Canadian Extra Heavy Oil (EHO)

  The World’s second largest oil province
  Fiscal regime based on royalty and tax
  Next to the world’s largest energy market
  EHO increasingly important part of global liquids production
Crude oil reserves ranked by country billion barrels as of year-end 2005

Source: Oil and Gas Journal, Alberta Energy and Utilities Board, Canadian National Energy Noard, JPMorgan

Strategic rationale for acquisition

  Securing resources for long-term growth and production post 2010 in OECD-area
  Securing international operatorship
  Further building on marketing and upstream position in North America
  Capitalising on strong competence base

Strong competence base

  Reservoir management and IOR
  Large projects development
  Developing oil and gas resources in a sustainable manner
  Marketing and logistics
  Sincor EHO project in Venezuela

Excelling the Statoil/NAOSC portfolio

  International operatorship of large reserves with concrete development plans
  Access cost < USD 1/bbl for resources
  Leismer Demonstration Project
  - 10,000 bpd expected start-up late 2009/ early 2010
  First commercial project planned on stream 2011, ramping up gradually to 100,000 bpd mid next decade
  Peak prod of ~200,000 bpd expected late next decade
  CAPEX
  - upstream 18-23,000 USD/bbl/ day of capacity
  - upgrader 40-50,000 USD/bbl/ day of capacity
  In-situ production
  - applying SAG-D technology
  - Upside potential by developing and applying new technology
  Base case is to build upgrading capacity
  – but with optionality

The acquisition of NAOSC….

  Secures international operatorship for Statoil within OECD
  Strengthens Statoil’s EHO portfolio
  Gives access to 2.2 bn bbls P50 reserves with upside
  Has access cost < USD 1 / bbl
  Adds production growth post 2010
  Strengthens Statoil’s marketing position in North America
  Allows Statoil develop resources while minimising environmental impact
  Creates value leveraging on key competencies such as increased oil recovery and large project execution skills
  Portfolio with large potential and optionality

Notice relating to Statoil registration statement relating to the Statoil Hydro merger

An offer of securities in the United States pursuant to the Statoil-Hydro business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Statoil ASA issues take-over bid for North American Oil Sands Corporation

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.